Boyd Gaming Corporation

3883 Howard Hughes Parkway, Ninth Floor

Las Vegas, Nevada 89169

April 19, 2013

Via Facsimile and EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman
Beth Frohlichstein

Re:	Boyd Gaming Corporation and Related Guarantors
Registration Statement on Form S-4 (File Nos. 333-187468 through 333-187468-16)

Dear Ms. Gorman and Ms. Frohlichstein:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request acceleration of the effective time of the above-referenced Registration Statement of Boyd Gaming Corporation and the related guarantors (collectively, the “Company”), so that they may become effective at 3:30 P.M., Washington, D.C. time, as of April 23, 2013, or as soon as possible thereafter.

Furthermore, we hereby acknowledge that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Remainder Intentionally Left Blank.]

Securities and Exchange Commission

Acceleration Request

April 19, 2013

Sincerely,

Boyd Gaming Corporation

By:	/s/ Josh Hirsberg
Josh Hirsberg
Senior Vice President, Chief Financial Officer and Treasurer